

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Dennis P. Calvert
Chief Executive Officer
BioLargo, Inc.
14921 Chestnut St.
Westminster, CA 92683

      Re: BioLargo, Inc.
           Registration Statement on Form S-1
           Filed April 12, 2024
           File No. 333-278669

Dear Dennis P. Calvert:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services

cc: Gilbert Bradshaw, Esq.